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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                         -----------------------------------
                                    SCHEDULE 13E-4
                            Issuer Tender Offer Statement
        (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                         -----------------------------------

                         HENDERSON CITIZENS BANCSHARES, INC.
                                   (Name of issuer)

                         HENDERSON CITIZENS BANCSHARES, INC.
                         (Name of Person(s) Filing Statement)
                         -----------------------------------

                       Common Stock, par value, $5.00 per share
                            (Title of Class of Securities)

                                    Not Applicable
                        (CUSIP Number of Class of Securities)

                         -----------------------------------

                                 MILTON S. MCGEE, JR.
                                      President
                         Henderson Citizens Bancshares, Inc.
                         201 West Main Street, P.O. Box 1009
                                 Henderson, TX  75653
                                    (903) 657-8521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                   October 15, 1997
        (Date tender offer first published, sent or given to security holders)
                         -----------------------------------
                                       Copy To:
                                    BRIAN R. MAREK
                   Jenkens & Gilchrist, a Professional Corporation
                                      Suite 3200
                                   1445 Ross Avenue
                                 Dallas, Texas 75202
                                    (214) 855-4500
                         -----------------------------------

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                              CALCULATION OF FILING FEE
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         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
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              $2,030,000                              $406.00
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    *    Calculated solely for purposes of determining the filing fee, based upon the purchase of 140,000 shares at the maximum tender offer price per share of $14.50.

    / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

              Amount Previously Paid: N/A             Filing Party: N/A

              Form or Registration No.: N/A           Date File: N/A

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    This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement")
relates to the tender offer by Henderson Citizens Bancshares, Inc., a Texas corporation (the "Company"), to purchase up to 140,000 shares of its common stock, $5.00 par value per share (the "Shares"), at a price, net to the seller in cash, of $14.50 per Share, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

    (a) The name of the issuer is HENDERSON CITIZENS BANCSHARES, INC., a Texas corporation. The address of its principal executive offices is 201 West Main Street, P.O. Box 1009, Henderson, Texas 75653.

    (b) The information set forth on the cover page and in Section 4 "Number of Shares; Proration; Extension of the Offer" and Section 15 "Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

    (c) The information set forth on the cover page and in Section 11 "Price Range of Common Stock; Dividends" in the Offer to Purchase is incorporated herein by reference

    (d) This Statement is being filed by the Issuer at the address set forth on the cover page of the Offer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 12 "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (b)  Not applicable.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

    (a)-(j) The information set forth on the cover page and in Sections 1 "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer", Section 12 "Source and Amount of Funds", and Section 15 "Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in Section 15 "Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    Not applicable.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the cover page, Section 15 "Transactions Concerning the Common Stock" and in Section 18 "Fees and Expenses" to the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a)-(b) The information set forth (i) in Section 13 "Certain Information About the Company" in the Offer to Purchase, (ii) in Section 14 "Certain Pro Forma Financial Information; (iii) on pages 24 through 45 to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, filed as Exhibit (g)(1) hereto, and (iv) on


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pages 2 through 11 to the Company's Quarterly Report on Form 10-Q for the
quarter ended June 30, 1997, filed as Exhibit (g)(2) hereto, are all incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a)  Not applicable.

    (b) The information set forth in Section 16 "Government Regulation" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 1 "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference.

    (d)  Not applicable.

    (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)        Form of Offer to Purchase dated October 15, 1997.

(a)(2)        Form of Letter of Transmittal with Substitute Form W-9.

(a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(4) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter dated October 15, 1997 to shareholders from the Company.

(b)           Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

(f)           Not applicable.

(g)(1) Pages 24 through 45 of the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996 (incorporated by reference).

(g)(2) Pages 2 through 11 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, (incorporated by reference).


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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  HENDERSON CITIZENS BANCSHARES, INC.


                                  By: /s/ Rebecca G. Tanner
                                     -------------------------------------
                                  Name:  Rebecca G. Tanner
                                  Title: Chief Accounting Officer


Dated:  October 15, 1997



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                                    EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
------                           -----------

99.(a)(1)     Form of Offer to Purchase dated October 15, 1997.

99.(a)(2)     Form of Letter of Transmittal with Substitute Form W-9.

99.(a)(3)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees, dated October 15, 1997.

99.(a)(4)     Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.

99.(a)(5)     Form of Letter dated October 15, 1997 to Shareholders from the
              Company.

99.(g)(1)     Pages 24 through 45 to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 13, 1996 (incorporated by reference from the Company's Form 10-K/A filed with the Commission on April 2, 1997)

99.(g)(2)     Part 1 of the Company's Quarterly Report on Form 10-Q for the
              quarter ended June 30, 1997, incorporated by reference from the Company's Form 10-Q filed with the Commission on August 11, 1997.


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